

Forward. For all.

2022

Annual Report

Magna International Inc.

Better Mobility.
It Matters.

Magna is a champion for safer and better mobility. We don't just make auto parts. We are hardwired to think like an automaker, envisioning future-forward technologies and delivering innovative solutions that consumers don't even know they need yet. Backed by more than 65 years of experience, our systems-level expertise and product capabilities span the entire vehicle. Driven with purpose, we are positively impacting mobility and society by enhancing the way people move, with innovative, accessible and safer transportation solutions.

At a Glance.

$37.8B in sales

50+ customers

343 manufacturing facilities

World's **4th** largest automotive parts supplier

168,000+ team members

29 countries



Focused on the Road Ahead.

Swamy Kotagiri
Chief Executive Officer

For more than 65 years our heritage of innovation, core values and vision have kept us on a stable, steady course. I am excited about the future and the opportunity to continue increasing shareholder value as we extend our unique capabilities, manufacturing expertise and systems-level approach in a dynamic industry. We are operating from a position of strength, pushing the boundaries of innovation, and winning business in the new era of electrification, autonomy and new mobility.

Looking back on 2022, the global economy faced well-documented headwinds including sharply higher inflation, rising interest rates, geopolitical risks, and slowing economic growth, which are continuing into 2023 and have moderated automotive market volumes. During this period, we have remained laser focused on driving operational improvements, working with our valued customers to recover inflationary costs, and – most importantly – executing on our strategy to deliver long term value.

I am optimistic about the future and grateful to lead an extraordinary team that embraces challenge and seizes the opportunities before it. Stakeholders know we can be counted on to build enduring value as we maximize our potential and drive prosperity.

We will continue to invest in the future of mobility utilizing our disciplined approach and solid financial footing. This allows us to see beyond short-term industry dynamics and match the pace of change. We are committed to executing our Go-Forward strategy of accelerating deployment of capital toward high-growth areas, driving operational excellence to increase efficiencies and unlocking new business models and markets.

Charting the roadmap to better mobility is helping us grow in megatrend areas and carve out new opportunities to contribute to a safer and more sustainable world. We are capitalizing on the dramatic shifts in the industry with new investments bolstering our capabilities to continue to meet the needs of the market.

Our pending acquisition of the Veoneer Active Safety business is a good example. Once the transaction is complete it will establish Magna as one of the top ADAS providers in the world. This investment not only brings us a portfolio of complementary products and better customer diversification it also gives Magna a more balanced footprint in an ADAS market that some experts project to grow to $50 billion by 2030.

Magna is also entering the fast-growing micromobility and battery-swapping sectors through an investment and partnership with Yulu, India's largest shared electric micromobility company. Yuma Energy, a joint venture between Magna and Yulu, will help redefine urban mobility in emerging markets and contribute to a more sustainable future.

Most importantly, everyone in our company shares a common purpose: To advance mobility for everyone and everything, responsibly. We accomplish this with the Power of Magna – our deep product expertise across almost every area of the vehicle and complete vehicle know-how. Our new and existing customers can depend on us to provide highly integrated system solutions like no one else in the industry.

As always, I thank you for your confidence in Magna. We will continue to deliver on our promise to shareholders in 2023 and beyond, as our company of entrepreneurial-minded employees help lead the way to new mobility.

Sincerely,



Swamy Kotagiri
Chief Executive Officer

The Power of Magna:
A Competitive Advantage

The Power of Magna is an ecosystem of interconnected products and complete vehicle expertise designed to deliver solutions like no other supplier can. Our unique approach leads to the development of highly integrated systems that deliver the needs of mobility.



- Deep product expertise
- Integrated systems level analysis and approach
- Complete vehicle engineering and manufacturing

The automotive industry is accelerating at a rapid pace toward a systems-defined vehicle, with great emphasis on electrification, lightweight structures, high-efficiency powertrains, intelligent control systems, as well as improved comfort and safety. A systems-defined approach will drive changes to future vehicle architectures, design and assembly processes, and sourcing through the supply chain.

Our competitive advantage in manufacturing, product capabilities and complete vehicle expertise uniquely positions Magna for this paradigm shift – bringing new opportunities for our integrated systems solutions across the entire vehicle. Some examples include:

Etelligent Powertrain Systems

Our growing family of Etelligent powertrain systems offers a modular approach to electric drivetrains, supporting the acceleration of EV adoption.

- EtelligentReach is an all-electric connected powertrain that can increase driving range by up to 90 miles.

- EtelligentForce electrified axles can be placed into trucks without reducing payload and towing capability.

- EtelligentCommand offers improved electric range with uncompromised performance for plug-in hybrids.

Driver Monitoring Systems

We leverage our systems approach and global expertise to deliver state-of-the-art solutions to address concerns about distracted driving. Our Driver Monitoring Systems combine our industry leading ADAS camera and interior mirror technology to provide an unobstructed view of the driver's face and body. This integrated approach helps to eliminate engineering complexity, resulting in significant cost savings for our OEM customers.

SmartAccess

Magna's SmartAccess platform is a complete power door system that reimagines traditional vehicle access experiences. Combining our expertise in structures, body-in-white, exteriors and mechatronics, this unique solution eliminates the need for a b-pillar, improving access to the vehicle cabin. Intuitively designed to offer customizable Human Machine Interface solutions such as gesture or tactile touch, this advanced technology opens the door to infinite possibilities.

Mezzo Plus Featuring Morphing Surfaces

Turning possibilities into reality, we are evolving the exterior of a vehicle. Our first-to-market aerodynamic system can change the exterior shape of a vehicle and adapt to reduce emissions, improve fuel economy and extend range. The morphable surface is a seamless front panel that integrates sensors, cameras, radar, functional lighting, and communications features that are ideal for the car of the future.

Seating of the Future

Combining our expertise in complete seating systems with our electronics capabilities, we can deliver innovative products like our Zero-Gravity seat, which mimics the body's relaxed posture when floating in space. In addition, by offering a central electronic control unit (ECU), we can eliminate multiple seat ECUs to reduce complexity and cost for our customers.

Building Sustainable Growth for the Future.

We think big, seek innovative solutions and chart the path toward better mobility. Preserving the environment for generations to come is essential to everything we do.

We continue to gain momentum toward our goal of being carbon neutral in our European operations by 2025 and globally by 2030, positioning us among industry leaders. In the past year we have more than doubled the number of Magna divisions that have already achieved that ambitious goal.

Building awareness and engagement with all our employees is how we embed sustainability into our day-to-day operations around the world.

Last year more than 33,000 Magna employees completed virtual interactive training on how to conserve natural resources. Our first internal sustainability awards competition resulted in submissions from around the world including everything from planting thousands of trees to pioneering use of technology to convert manufacturing waste into reusable materials. Replicating these projects across our facilities is leveraging Magna's manufacturing excellence, while helping us build a better world.

At the same time, we are committed to building a supportive and inclusive workplace, where diversity stimulates innovation, and each one of us takes responsibility for achieving our sustainability goals. That's how we're making a difference for our company, our customers, our industry and our planet.



MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

December 31, 2022

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 included in our 2022 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 26, 2023.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital is useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

- Global light vehicle production continued to be negatively impacted by supply constraints throughout 2022, albeit to a lesser extent than the industry experienced in 2021. Largely due to the supply constraints, we have experienced labour and other operational inefficiencies at our facilities as a result of our production lines being stopped/started unexpectedly due to OEM allocation of scarce semiconductor chips to specific production programs.
- During 2022, we were also negatively impacted by inflationary production input cost increases including for commodities, labour, energy and freight costs.
- Global light vehicle production increased 6% in 2022, including a 9% increase in North America and a 3% decrease in Europe, our two largest markets. In addition, light vehicle production increased 9% in China.

SALES & EARNINGS

- Total sales increased 4% to $37.8 billion, primarily reflecting the launch of new programs, higher global light vehicle production, and customer price increases to recover certain higher production input costs, partially offset by the net weakening of foreign currencies against the U.S. dollar, lower assembly volumes, lower sales as a result of the substantial idling of our Russian facilities, and divestitures, net of acquisitions.
- Diluted earnings per share were $2.03 and adjusted diluted earnings per share were $4.10 in 2022. Adjusted diluted earnings per share decreased $1.03 compared to 2021 primarily reflecting higher net production input costs, inefficiencies and other costs at certain underperforming facilities, and higher net engineering costs related to our electrification and ADAS businesses, partially offset by earnings on higher sales and higher net favourable commercial resolutions.
- We recorded $424 million in restructuring and impairment charges in 2022, including $376 million relating to our investment in Russia.

CASH & CAPITAL

- Cash generated from operating activities was $2.1 billion, compared to $2.9 billion in 2021, largely reflecting a decrease in net income.
- We continued to invest in our business, including:
  - · $1.7 billion for fixed assets;
  - · $455 million in investment and other asset spending; and
  - · $32 million for public and private equity investments, acquisitions and business combinations.
- We returned approximately $1.3 billion to shareholders in 2022 through $780 million in share repurchases and $514 million in dividends.
- Our Board of Directors increased our quarterly dividend to $0.46 per share reflecting its continued confidence in Magna's future.

STRATEGIC UPDATES

- Electrification – we continue to advance our position in electrification in order to capitalize on the global shift towards vehicle electrification, including:
  - · Launching new hybrid dual clutch transmission business with the BMW Group and Stellantis;
  - · Winning two additional integrated e-drive programs;
  - · Launching battery enclosures for the Ford F150 Lightning;
  - · Significant program awards and volume increases for battery enclosures with multiple OEMs.
- ADAS – we continue to progress in developing our advanced driver assistance systems business ["ADAS"], as evidenced by:
  - · Launching our advanced Clearview vision system, which bundles our camera and mirror technology to provide full-system solutions.
  - · Launching our Surround View System technology on the all-new Toyota Tundra.
  - · Winning additional business in integrated driver and occupant monitoring systems.
  - · Entering into an agreement to acquire the Veoneer Active Safety business for $1.525 billion, subject to working capital and other customary

purchase price adjustments. The transaction broadens our ADAS portfolio with complementary products, customers, geographies, engineering and software resources. The transaction is expected to close near mid-year 2023, subject to certain regulatory approvals and customary closing conditions.

- New Mobility – we are leveraging our capabilities and platform technologies to enter growing adjacent mobility markets such as micromobility. This includes:
  · investing in Yulu Mobility, India's largest electrified mobility provider and together with Yulu Mobility, established a new battery swapping entity.
- We were awarded:
  · a 2022 Automotive News Pace Award for our Auto Adjusting Balance Blocks ["AABB"] process, a smart die solution offering real-time die adjustments to counter thermal expansion during stamping runs; and
  · a 2022 Automotive News PACEpilot Innovation to Watch, an award which acknowledges post-pilot, pre-commercial innovations in the automotive and future mobility space, for our Aural 5R aluminum die-cast alloy for structural applications.

OVERVIEW

OUR BUSINESS[1]

Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 168,000 employees[2] and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: the implementation of our business strategy, including ability to capitalize on growth in vehicle electrification, ADAS, and New Mobility; and our pending acquisition of the Veoneer Active Safety business, including the expected closing date.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions, such as the semiconductor chip shortage currently impacting global vehicle production volumes.

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(1) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(2) Number of employees includes over 158,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales through: mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration of consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2022, including:

- elevated inflation in all markets in which we operate, with higher commodities, energy, labour, freight and other production input pricing expected to persist throughout 2023 and 2024;
- price increases and surcharges from sub-suppliers impacted by inflationary pressures;
- supply chain disruptions, including the global shortage of semiconductor chips that has materially affected global automotive production volumes since 2020 and is expected to continue impacting volumes and chip pricing in 2023; and
- significant operational inefficiencies as a result of our production lines being stopped/restarted unexpectedly due to OEM allocation of scarce semiconductor chips to specific production programs.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2022	2021	Change
1 Canadian dollar equals U.S. dollars	**0.769**	0.798	–4%
1 euro equals U.S. dollars	**1.053**	1.183	–11%
1 Chinese renminbi equals U.S. dollars	**0.149**	0.155	–4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the year ended December 31, 2022 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are reflected in net income.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes *(thousands of units)*

	2022			2021			Change		
	North America	Europe	China	North America	Europe	China	North America	Europe	China
For the three months ended:									
March 31	**3,641**	**4,004**	**6,432**	3,752	4,916	6,036	–3%	–19%	+7%
June 30	**3,563**	**4,010**	**5,548**	3,213	4,115	5,706	+11%	–3%	–3%
September 30	**3,612**	**3,603**	**7,294**	2,921	2,997	5,455	+24%	+20%	+34%
December 31	**3,461**	**3,991**	**7,582**	3,247	4,043	7,386	+7%	–1%	+3%
Full Year	**14,277**	**15,608**	**26,856**	13,133	16,071	24,583	+9%	–3%	+9%

Overall, global light vehicle production increased 6% in 2022, largely reflecting the significant industry production disruptions during 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in 2022, but to a lesser extent than we experienced in 2021.

RESULTS OF OPERATIONS –
FOR THE YEAR ENDED DECEMBER 31, 2022

SALES



Sales increased 4% or $1.60 billion to $37.84 billion for 2022 compared to $36.24 billion for 2021 primarily due to:

- the launch of new programs during or subsequent to 2021;
- higher global light vehicle production; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $2.39 billion;
- lower sales as a result of the substantial idling of our Russian facilities;
- divestitures, net of acquisitions during or subsequent to 2021, which decreased sales by $137 million; and
- net customer price concessions subsequent to 2021.

COST OF GOODS SOLD

	2022	2021	Change
Material	**$ 23,388**	$ 21,817	$ 1,571
Direct labour	**2,791**	2,781	10
Overhead	**7,009**	6,499	510
Cost of goods sold	**$ 33,188**	$ 31,097	$ 2,091

Cost of goods sold increased $2.09 billion to $33.19 billion for 2022 compared to $31.10 billion for 2021, primarily due to:

- higher material, direct labour and overhead associated with higher sales;
- higher net production input costs, including as a result of higher prices for commodities, labour, energy and freight;

- inefficiencies and other costs at certain underperforming facilities;
- higher net engineering costs related to our electrification and ADAS businesses;
- higher launch costs;
- higher pre-operating costs incurred at new facilities; and
- higher net warranty costs of $24 million.

These factors were partially offset by:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar cost of goods sold by $2.13 billion;
- lower material, direct labour and overhead costs as a result of the substantial idling of our Russian facilities; and
- divestitures, net of acquisitions during or subsequent to 2021.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased $93 million to $1.42 billion for 2022 compared to $1.51 billion for 2021 primarily due to:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar depreciation and amortization by $84 million; and
- the end of production of certain programs.

These factors were partially offset by increased capital deployed at new and existing facilities to support the launch of programs subsequent to 2021.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense decreased $57 million to $1.66 billion for 2022 compared to $1.72 billion for 2021, primarily as a result of:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar SG&A expense by $97 million;
- a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during 2021;
- a favourable commercial settlement in 2022;
- divestitures, net of acquisitions during or subsequent to 2021 which decreased SG&A by $22 million; and
- higher net transactional foreign exchange gains in 2022 compared to 2021.

These factors were partially offset by:

- higher labour and benefit costs;
- provisions against certain accounts receivable and other balances;
- higher costs to accelerate our operational excellence initiatives;
- a favourable value-added tax settlement in Brazil during 2021; and
- higher travel costs.

INTEREST EXPENSE, NET

Net interest expense increased $3 million to $81 million for 2022 compared to $78 million for 2021 primarily as a result of interest income recognized on a favourable value-added tax settlement in Brazil during 2021 partially offset by interest savings due to the redemption of the Cdn$425 million 3.100% Senior Notes during the first quarter of 2022.

EQUITY INCOME

Equity income decreased $59 million to $89 million for 2022 compared to $148 million for 2021, primarily as a result of higher net production input costs at certain equity-accounted entities; electrification spending by our LG Magna e-Powertrain Co., Ltd. joint venture, which was formed in July 2021; and the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar equity income by $4 million; partially offset by earnings on higher sales at certain equity-accounted entities.

OTHER EXPENSE, NET

	2022	2021
Impairments related to operations in Russia[1]	$ 376	$ –
Net losses (gains) on investments[2]	221	2
Loss on sale of business[3]	58	75
Restructuring and impairments[4]	48	101
Merger agreement termination fee[5]	–	(100)
Gain on business combinations[6]	–	(40)
Other expense, net	$ 703	$ 38

(1) Impairments related to operations in Russia

As at December 31, 2022, our operations in Russia remain substantially idled. In accordance with U.S. GAAP, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, we recorded a $376 million [$361 million after tax] impairment charge related to our investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating Systems segment, respectively.

(2) Net losses (gains) on investments

	2022	2021
Revaluation of public company warrants	$ 173	$ (4)
Revaluation of public and private equity investments	49	6
Net gain on sale of public equity investments	(1)	–
Other expense, net	221	2
Tax effect	(53)	7
Net loss attributable to Magna	$ 168	$ 9

(3) Loss on sale of business

During 2022, we entered into an agreement to sell a European Power & Vision operation in early 2023. Under the terms of the arrangement, we are contractually obligated to provide the buyer up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax].

During 2021, we sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, we provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

(4) Restructuring and impairments

For the year ended December 31, 2022, we recorded restructuring and impairment charges of $26 million [$25 million after tax] in our Power & Vision segment and $22 million [$21 million after tax] in our Body Exteriors & Structures segment.

For the year ended December 31, 2021, we recorded restructuring and impairment charges of $67 million [$52 million after tax] in our Power & Vision segment, $18 million [$17 million after tax] in our Seating Systems segment and $16 million [$14 million after tax] in our Body Exteriors & Structures segment.

(5) Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. ["Veoneer"] terminated its merger agreement with us. In connection with the termination of the merger agreement, Veoneer paid us a termination fee which, net of our associated transaction costs, amounted to $100 million [$75 million after tax].

(6) Gain on business combinations

During 2021, we acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. ["Hongli"]. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for. On the change in basis of accounting we recognized a $22 million gain [$22 million after tax].

Also during 2021, we recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of our European joint venture, Getrag Ford Transmission GmbH.

See Note 5, "Business Combinations", to the consolidated financial statements included in this Report.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $878 million for 2022 compared to $1.95 billion for 2021. The $1.07 billion decrease is a result of the following changes, each as discussed above:

	2022	2021	Change
Sales	$ 37,840	$ 36,242	$ 1,598
Costs and expenses			
Cost of goods sold	33,188	31,097	2,091
Depreciation and amortization	1,419	1,512	(93)
Selling, general & administrative	1,660	1,717	(57)
Interest expense, net	81	78	3
Equity income	(89)	(148)	59
Other expense, net	703	38	665
Income from operations before income taxes	$ 878	$ 1,948	$ (1,070)

INCOME TAXES

	2022		2021	
Income taxes as reported	$ 237	27.0%	$ 395	20.3%
Tax effect on Other expense, net	71	(7.5)	(14)	(1.1)
Adjustments to Deferred Tax Valuation Allowances	29	1.8	13	0.6
	$ 337	21.3%	$ 394	19.8%

During 2022 and 2021 we recorded partial releases of valuation allowances against certain deferred tax assets in Europe as a result of tax reorganizations. During 2021 we also had changes in our valuation allowances in North America and Europe ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense, net, and the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate increased to 21.3% for 2022 compared to 19.8% for 2021 primarily as a result of:

- higher losses not benefited in Europe;
- lower favourable changes in our reserves for uncertain tax positions; and
- a change in mix of earnings.

These factors were partially offset by favourable adjustments from foreign exchange effects not recognized for U.S. GAAP purposes and an unfavourable re-measurement of deferred tax assets of a China subsidiary in 2021.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $49 million for 2022 compared to $39 million for 2021 primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $922 million to $592 million for 2022 compared to $1.514 billion for 2021 as a result of a decrease in income from operations before income taxes of $1.07 billion and a $10 million increase in income attributable to non-controlling interests, partially offset by a $158 million decrease in income taxes.

EARNINGS PER SHARE





	2022	2021	% Change
Earnings per Common Share			
Basic	$ 2.04	$ 5.04	−60%
Diluted	$ 2.03	$ 5.00	−59%
Weighted average number of Common Shares outstanding (millions)			
Basic	290.4	300.6	−3%
Diluted	291.2	302.8	−4%
Adjusted diluted earnings per share	$ 4.10	$ 5.13	−20%

Diluted earnings per share was $2.03 for 2022 compared to $5.00 for 2021. The $2.97 decrease was substantially a result of lower net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during 2022. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2021, pursuant to our normal course issuer bids and a decrease in diluted shares related to outstanding stock options as a result of the decrease in our share price.

Other expense, net, after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $2.07 in 2022, and $0.13 in 2021, respectively, as discussed in the "Other expense, net" and "Income Taxes" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $4.10 for 2022 compared to $5.13 for 2021, a decrease of $1.03.

NON-GAAP PERFORMANCE MEASURES –
FOR THE YEAR ENDED DECEMBER 31, 2022

ADJUSTED EBIT AS A PERCENTAGE OF SALES



The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2022 compared to 2021:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2021	$ 36,242	$ 2,064	5.7%
Increase (decrease) related to:			
Body Exteriors & Structures	1,527	23	–0.2%
Power & Vision	519	(267)	–0.8%
Seating Systems	378	(53)	–0.2%
Complete Vehicles	(885)	(52)	–
Corporate and Other	59	(53)	–0.1%
2022	**$ 37,840**	**$ 1,662**	**4.4%**

Adjusted EBIT as a percentage of sales decreased to 4.4% for 2022 compared to 5.7% for 2021 primarily due to:

- higher net production input costs, including as a result of higher prices for commodities, labour, energy and freight;
- inefficiencies and other costs at certain underperforming facilities;
- higher net engineering costs related to our electrification and ADAS businesses, including at certain equity-accounted entities;
- lower equity income;
- reduced earnings as a result of the substantial idling of our Russian facilities; and
- higher launch costs.

These factors were partially offset by:

- earnings on higher sales;
- higher favourable commercial resolutions; and
- a provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during 2021.

RETURN ON INVESTED CAPITAL





Adjusted Return on Invested Capital decreased to 8.2% for 2022 compared to 10.3% for 2021 as a result of a decrease in Adjusted After-tax operating profits. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances, negatively impacted Return on Invested Capital by 3.8% in 2022 and by 0.2% in 2021.

Average Invested Capital decreased $81 million to $15.92 billion for 2022 compared to $16.01 billion for 2021.

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT		
	2022	2021	Change	2022	2021	Change
Body Exteriors & Structures	$ 16,004	$ 14,477	$ 1,527	$ 843	$ 820	$ 23
Power & Vision	11,861	11,342	519	471	738	(267)
Seating Systems	5,269	4,891	378	99	152	(53)
Complete Vehicles	5,221	6,106	(885)	235	287	(52)
Corporate and Other	(515)	(574)	59	14	67	(53)
Total reportable segments	$ 37,840	$ 36,242	$ 1,598	$ 1,662	$ 2,064	$ (402)

BODY EXTERIORS & STRUCTURES

	2022	2021	Change	
Sales	$ 16,004	$ 14,477	$ 1,527	+11%
Adjusted EBIT	$ 843	$ 820	$ 23	+3%
Adjusted EBIT as a percentage of sales	5.3%	5.7%		−0.4%



Sales

$14,477 (2021) + 11% → $16,004 (2022)

Sales – Body Exteriors & Structures

Sales increased 11% or $1.53 billion to $16.00 billion for 2022 compared to $14.48 billion for 2021, primarily due to:

- the launch of programs during or subsequent to 2021, including the:
  - Ford Maverick;
  - Jeep Wagoneer and Grand Wagoneer;
  - Ford Bronco; and
  - Rivian R1T and R1S;
- higher global light vehicle production; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $692 million;
- lower sales as a result of the substantial idling of our Russian facilities;
- divestitures, net of acquisitions subsequent to 2021, which decreased sales by $143 million; and
- net customer price concessions subsequent to 2021.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $23 million to $843 million for 2022 compared to $820 million for 2021 while Adjusted EBIT as a percentage of sales decreased to 5.3% from 5.7%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

- higher net production input costs, including as a result of higher prices for labour, energy, commodities, and freight;
- inefficiencies and other costs at certain underperforming facilities;
- reduced earnings as a result of the substantial idling of our Russian facilities;
- the net weakening of foreign currencies against the U.S. dollar that had a $22 million unfavourable impact on reported U.S. dollar Adjusted EBIT;
- higher pre-operating costs incurred at new facilities; and
- provisions against certain accounts receivable and other balances.

These factors were partially offset by:

- higher favourable commercial resolutions;
- divestitures, net of acquisitions subsequent to 2021;
- lower net warranty costs of $24 million; and
- higher tooling contribution in 2022 compared to 2021.

POWER & VISION

	2022	2021	Change	
Sales	**$ 11,861**	$ 11,342	$ 519	+5%
Adjusted EBIT	**$ 471**	$ 738	$ (267)	−36%
Adjusted EBIT as a percentage of sales	**4.0%**	6.5%		−2.5%



Sales

Sales – Power & Vision

Sales increased 5% or $519 million to $11.86 billion for 2022 compared to $11.34 billion for 2021, primarily due to:

- higher global light vehicle production;
- the launch of programs during or subsequent to 2021, including the:
  - · Ford Bronco;
  - · Toyota Tundra; and
  - · BMW X5;
- customer price increases to recover certain higher production input costs; and
- an acquisition during 2022, which increased sales by $37 million.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $762 million and net customer price concessions subsequent to 2021.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $267 million to $471 million for 2022 compared to $738 million for 2021 and Adjusted EBIT as a percentage of sales decreased to 4.0% from 6.5%. These decreases were primarily due to:

- higher net production input costs, including as a result of higher prices for commodities, energy, freight, and labour;
- higher net engineering costs related to our electrification and ADAS businesses, including at certain equity-accounted entities;
- lower equity income;
- higher net warranty costs of $47 million; and
- the net weakening of foreign currencies against the U.S. dollar, which had a $17 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

- earnings on higher sales; and
- higher net favourable commercial resolutions.

SEATING SYSTEMS

	2022	2021	Change	
Sales	**$ 5,269**	$ 4,891	$ 378	+8%
Adjusted EBIT	**$ 99**	$ 152	$ (53)	−35%
Adjusted EBIT as a percentage of sales	**1.9%**	3.1%		−1.2%



Sales

Sales – Seating Systems

Sales increased 8% or $378 million to $5.27 billion for 2022 compared to $4.89 billion for 2021, primarily due to:

- the launch of programs during or subsequent to 2022, including the:
  - BYD Qin Plus;
  - BYD Atto 3;
  - Changan Shenlan SL03; and
  - Chevrolet Bolt;
- higher global light vehicle production; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $338 million;
- lower sales as a result of the substantial idling of our Russian facilities;
- divestitures, net of acquisitions subsequent to 2021, which decreased sales by $32 million; and

- net customer price concessions subsequent to 2021.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $53 million to $99 million for 2022 compared to $152 million for 2021 and Adjusted EBIT as a percentage of sales decreased to 1.9% from 3.1%. These decreases were primarily due to:

- higher net production input costs, including as a result of higher prices for commodities, labour, freight, and energy;
- higher launch costs;
- reduced earnings as a result of the substantial idling of our Russian facilities;
- the net weakening of foreign currencies against the U.S. dollar, which had a $9 million unfavourable impact on reported U.S. dollar Adjusted EBIT; and
- net customer price concessions subsequent to 2021.

These factors were partially offset by:

- earnings on higher sales; and
- higher favourable commercial resolutions.

COMPLETE VEHICLES

	2022	2021	Change	
Complete Vehicle Assembly Volumes *(thousands of units)*[i]	**107.5**	125.6	(18.1)	−14%
Sales	**$ 5,221**	$ 6,106	$ (885)	−14%
Adjusted EBIT	**$ 235**	$ 287	$ (52)	−18%
Adjusted EBIT as a percentage of sales	**4.5%**	4.7%		−0.2%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.



Sales



Complete Vehicle Volumes
(thousands of units)

Sales – Complete Vehicles

Sales decreased 14% or $885 million to $5.22 billion for 2022 compared to $6.11 billion for 2021 and assembly volumes decreased 14%. The decrease in sales is primarily as a result of a $648 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar and the impact of lower assembly volumes.



Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $52 million to $235 million for 2022 compared to $287 million for 2021 while Adjusted EBIT as a percentage of sales decreased to 4.5% from 4.7%. These decreases were primarily due to:

- the net weakening of the euro against the U.S. dollar had a $27 million unfavourable impact on reported U.S. dollar Adjusted EBIT;
- higher net production input costs, including as a result of higher prices for energy and labour;
- lower assembly volumes, net of contractual fixed cost recoveries on certain programs;
- lower government research and development incentives; and
- lower margins on engineering programs.

These factors were partially offset by a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during 2021.

CORPORATE AND OTHER

Adjusted EBIT was $14 million for 2022 compared to $67 million for 2021. The $53 million decrease was primarily the result of:

- higher costs to accelerate our operational excellence initiatives;
- higher labour and benefit costs;
- lower equity income;
- higher stock-based incentive compensation; and
- a decrease in fees received from our divisions.

These factors were partially offset by amortization related to the initial value of public company securities.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES



	2022	2021	Change
Net income	$ 641	$ 1,553	
Items not involving current cash flows	1,776	1,576	
	2,417	3,129	$ (712)
Changes in operating assets and liabilities	(322)	(189)	(133)
Cash provided from operating activities	$ 2,095	$ 2,940	$ (845)

Cash provided from operating activities

Comparing 2022 to 2021, cash generated from operating activities decreased $845 million primarily as a result of an increase in production costs. Specifically, the decrease is primarily a result of:

- a $1.0 billion increase in cash paid for materials and overhead;
- a $206 million increase in cash paid for taxes;
- a $247 million increase in cash paid for labour; and
- a $94 million decrease in dividends received from equity investments.

These factors were partially offset by a $743 million increase in cash received from customers.

Changes in operating assets and liabilities

During 2022, we used cash of $322 million for operating assets and liabilities primarily as a result of:

- $798 million increase in accounts receivable as a result of increased operating activity in the months of November and December 2022 compared to the months of November and December 2021; timing of production receivable payments received from customers delayed to early January; and delayed payments on certain tooling receivables;
- $448 million increase in inventory as a result of the increased operating activity, an increase in stock to protect against supply chain disruptions, as well as an increase in tooling inventory to support future programs; and
- $115 million increase in cash taxes paid.

These uses of cash were partially offset by:

- $812 million increase in accounts payable related to increased operating activity, including higher payables related to capital, combined with delayed payments at year end; and
- $250 million increase in other accrued liabilities primarily related to customer advances.

INVESTING ACTIVITIES

Cash used for investing activities



	2022	2021	Change
Fixed asset additions	$ (1,681)	$ (1,372)	
Increase in investments, other assets and intangible assets	(455)	(403)	
Increase in public and private equity investments	(29)	(68)	
Fixed assets, investments, other assets and intangible assets additions	(2,165)	(1,843)	
Proceeds from dispositions	124	81	
Proceeds on (funding for) disposal of facilities	6	(41)	
Business combinations	(3)	(13)	
Increase in equity method investments	–	(517)	
Settlement of long-term receivable from non-consolidated joint venture	–	50	
Cash used for investing activities	$ (2,038)	$ (2,283)	$ 245

Cash used for investing activities in 2022 was $245 million lower compared to 2021. The change was primarily due to the $517 million of cash used in 2021 to fund the acquisition of a 49% non-controlling interest in LG Magna e-Powertrain Co., Ltd. partially offset by a $322 million increase in fixed assets, investments, other assets and intangible assets.

FINANCING ACTIVITIES

	2022	2021	Change
Repurchase of Common Shares	$ (780)	$ (517)	
Dividends paid	(514)	(514)	
Repayments of debt	(456)	(121)	
Dividends paid to non-controlling interest	(46)	(49)	
Tax withholdings on vesting of equity awards	(15)	(13)	
Contributions to subsidiaries by non-controlling interests	5	8	
Issue of Common Shares on exercise of stock options	8	146	
Increase (decrease) in short-term borrowings	11	(101)	
Issues of debt	54	55	
Cash used for financing activities	$ (1,733)	$ (1,106)	$ (627)

During 2022 we repurchased 12.6 million Common Shares under our normal course issuer bid for aggregate cash consideration of $780 million. During 2021 we repurchased 6.0 million Common Shares under our normal course issuer bid for aggregate cash consideration of $517 million.

Cash dividends paid per Common Share were $1.80 for 2022, for a total of $514 million compared to $1.72 for 2021, for a total of $514 million.

During 2022 we redeemed all of the Cdn$425 million [$336 million] 3.100% Senior Notes for $340 million. The redemption price included a $4 million make-whole payment which has been included in interest expense.

FINANCING RESOURCES

	2022	2021	Change
Liabilities			
Short-term borrowings	$ 8	$ –	
Long-term debt due within one year	654	455	
Current portion of operating lease liabilities	276	274	
Long-term debt	2,847	3,538	
Operating lease liabilities	1,288	1,406	
	$ 5,073	$ 5,673	$ (600)

Financial liabilities decreased $600 million to $5.07 billion as at December 31, 2022 primarily as a result of redeeming the Cdn$425 million [$336 million] 3.100% Senior Notes during 2022 and the weakening of foreign currencies against the U.S. dollar.

CASH RESOURCES

In 2022, our cash resources decreased by $1.7 billion to $1.2 billion, primarily as a result of cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2022, we had term and operating lines of credit totaling $3.7 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 26, 2023 were exercised:

Common Shares	286,072,036
Stock options[i]	5,798,933
	291,870,969

(i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2022, we had contractual obligations requiring annual payments as follows:

	2023	2024-2025	2026-2027	Thereafter	Total
Operating leases	$ 310	$ 514	$ 371	$ 701	$ 1,896
Long-term debt	655	1,456	646	756	3,513
Unconditional purchase obligations:					
Materials and services	2,557	467	482	12	3,518
Capital	1,055	169	63	14	1,301
Total contractual obligations	$ 4,577	$ 2,606	$ 1,562	$ 1,483	$ 10,228

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $515 million at December 31, 2022. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$ 498	$ 21	$ 387	$ 906
Less plan assets	(391)	–	–	(391)
Unfunded amount	$ 107	$ 21	$ 387	$ 515

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations' material, equipment and labour are paid for principally in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations' material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi and Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2022	2021
Net income	$ 641	$ 1,553
Add:		
Interest expense, net	81	78
Other expense, net	703	38
Income taxes	237	395
Adjusted EBIT	$ 1,662	$ 2,064

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2022	2021
Sales	$ 37,840	$ 36,242
Adjusted EBIT	$ 1,662	$ 2,064
Adjusted EBIT as a percentage of sales	4.4%	5.7%

ADJUSTED DILUTED EARNINGS PER SHARE

	2022	2021
Net income attributable to Magna International Inc.	$ 592	$ 1,514
Add:		
Other expense, net	703	38
Tax effect on Other expense, net	(71)	14
Adjustments to Deferred Tax Valuation Allowances	(29)	(13)
Adjusted net income attributable to Magna International Inc.	$ 1,195	$ 1,553
Diluted weighted average number of Common Shares outstanding during the period (millions)	291.2	302.8
Adjusted diluted earnings per share	$ 4.10	$ 5.13

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2022	2021
Net Income	$ 641	$ 1,553
Add:		
Interest expense, net	81	78
Income taxes on Interest expense, net at Magna's effective income tax rate:	(17)	(15)
After-tax operating profits	705	1,616
Other expense, net	703	38
Tax effect on Other expense, net	(71)	14
Adjustments to Deferred Tax Valuation Allowances	(29)	(13)
Adjusted After-tax operating profits	$ 1,308	$ 1,655

	2022	2021
Total Assets	$ 27,789	$ 29,086
Excluding:		
Cash and cash equivalents	(1,234)	(2,948)
Deferred tax assets	(491)	(421)
Less Current Liabilities	(10,998)	(10,401)
Excluding:		
Short Term Borrowing	8	–
Long-term debt due within one year	654	455
Current portion of operating lease liabilities	276	274
Invested Capital	$ 16,004	$ 16,045

	2022	2021
After-tax operating profits	$ 705	$ 1,616
Average Invested Capital	$ 15,924	$16,005
Return on Invested Capital	4.4%	10.1%

	2022	2021
Adjusted After-tax operating profits	$ 1,308	$ 1,655
Average Invested Capital	$ 15,924	$16,005
Adjusted Return on Invested Capital	8.2%	10.3%

SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2022, we purchased 151,377 Common Shares to satisfy stock-based compensation awards under our existing normal course issuer bid for cash consideration of $8 million.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

REVENUE RECOGNITION – COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

The terms of the Company's complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where we act as principal, the cost of purchased components are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer. Where a contract provides that the primary components are held on consignment by us, the revenue recognized reflects only the assembly fee.

IMPAIRMENT ASSESSMENTS – GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

As of December 31, 2022, we had equity method investments of $997 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

We believe that accounting estimates related to goodwill, long-lived asset, and equity method investment impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2022, we had gross unrecognized tax benefits of $142 million excluding interest and penalties, of which $135 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 9, "Income Taxes" of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2022, we had past service costs and actuarial experience losses of $106 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 20, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2022.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2022.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2022, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2022.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2022, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2022, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2022. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2022.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

MACROECONOMIC, GEOPOLITICAL AND OTHER RISKS

- **Impact of Russian Invasion of Ukraine:** Our operations in Russia were substantially idled in the first quarter of 2022 and remain substantially idled. In the second quarter of 2022, we impaired the value of the balance sheet investments for our operations in Russia, including deferred cumulative translation losses, by recording a $376 million impairment charge. However, we remain subject to a number of other risks relating to the conflict which are described elsewhere in these Risk Factors, including: increased inflationary pressures, including in energy (particularly natural gas and oil); commodities and transportations/logistics; disruptions to vehicle production and/or supply chains; a further slowdown in global economic growth and consumer confidence; disruptions to the supply of certain gases required in semiconductor chip manufacturing; and increased cybersecurity threats originating in Russia, or from cyber criminals sympathetic to Russia. A material occurrence of one or more of the foregoing risks could have a material adverse effect on our business and results of operations.

- **Inflationary Pressures:** We continue to experience elevated inflation in all markets in which we operate, with higher commodity, energy, labour, freight and other production input pricing expected to persist throughout 2023 and 2024. While many of these input price increases will moderate over time, the increases in wage levels we are currently experiencing are likely to have a longer-term effect on our cost structure. Additionally, we may continue to experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases, recoveries from our customers, modifications to our products, continuous improvement actions or otherwise, could continue to have a material adverse effect on our profitability.

- **Interest Rates:** Increasing global inflation rates have spurred a cycle of monetary policy tightening, including through central bank increases to key short term lending rates. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will have an adverse effect on our borrowing costs at a time when our debt level is increasing as we finance the acquisition of Veoneer's active safety systems business, as well as higher capital expenditure needs in connection with new program awards. A prolonged period of higher interest and/or sustained interest rate increases could have an adverse effect on our profitability.

- **COVID-19:** While we believe that the worst of the pandemic is behind us, the continued development and spread of highly transmissible COVID-19 variants continues to create a risk of disruptions to the automotive industry. Although unlikely in our key production markets, such risks could include mandatory lockdowns/stay-at-home orders or other restrictions, which could: restrict consumers' ability to purchase vehicles; restrict production; cause elevated employee absenteeism; result in us incurring significant unrecoverable costs; and lead to supply chain disruptions. Over the medium-to long term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers' reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility. Any resurgence of COVID-19 that causes prolonged production shutdowns and/or restrictions on consumers' ability to purchase vehicles, or long-term changes in consumers' vehicle purchasing behaviour, could have a material adverse effect on our operations, sales, and profitability.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

- **Economic Cyclicality:** Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; military conflict; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

- **Regional Production Volume Declines:** North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

- **Deteriorating Vehicle Affordability:** Vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: higher prices for electric vehicles; costs related to advanced electronic systems; increasing vehicle finance costs due to rising interest rates; inflationary cost increases; and limited vehicle supply. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

- **Potential Consumer Hesitancy:** The automotive industry is transitioning from vehicles powered by internal combustion engines to electric vehicles ("EVs"). EV penetration rates differ regionally based on factors such as government regulation, availability of government subsidies, charging infrastructure and consumers' levels of disposable income. Consumers may be hesitant to purchase EVs due to: the higher cost compared to ICE vehicles; reduction or elimination of government subsidies; uncertainty regarding battery technologies and/or charging infrastructure; the proliferation of new, EV-focused OEMs and/or new EV models with little or no operating and warranty history; and other factors. At the same time, consumers may be hesitant to purchase new ICE vehicles, during the transition toward EVs. Any widespread consumer hesitancy which results in consumers deferring purchases of both new EVs and ICE vehicles during the transition to EVs could materially affect vehicle production volumes which could have a material adverse effect on our profitability.

- **Intense Competition:** The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics, semiconductor chip and contract manufacturing companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics and/or EV content at or above the rate of growth of vehicle production, could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

- **Alignment With "Car of the Future":**   The success of our corporate strategy is correlated in part to our ability to evolve our product mix based on alignment with trends defining the "Car of the Future." Accordingly, we seek to grow our business and capabilities in areas which are positively impacted by megatrends related to vehicle electrification, autonomy, new mobility, and connectivity. Examples of such product areas include powertrain electrification, advanced driver assistance systems (ADAS) and battery enclosures. Some elements of our product portfolio are negatively impacted by the foregoing megatrends, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our megatrend-aligned product areas at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

- **Technology and Innovation:**   While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, train, develop and retain employees with the required technical and software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all of our engineering, research and development costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

- **Investments in Mobility and Technology Companies:**   In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies. Such investments are an important element of our long-term strategy, and we may make further investments in such companies. However, investing in such companies involves a high degree of risk, including the potential loss of some or all our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we have shares or share purchase warrants with technology-driven suppliers or OEMs with which we have commercial relations and the value of our shares in such companies may be closely related to the commercial success of such programs. Investments in companies or funds which are currently or subsequently become publicly traded are "marked-to-market" quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

- **Evolving Business Risk Profile:**   The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics, as well as new mobility business models. With this continuing evolution, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of EVs, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies and/or new service models for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

CUSTOMER-RELATED RISKS

- **Customer Concentration:**   Although we supply parts to all the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Stellantis, Daimler, Ford and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them may be limited. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth with alternative OEMs.

- **Emergence of Potentially Disruptive EV OEMs:**   A number of potentially disruptive EV-focused OEMs, including Fisker, Lucid, Nio, Rivian and Vinfast, have emerged in recent years, but it remains too early to predict which EV-focused OEMs will succeed. Vehicle electrification is an important component of our strategy, including through product areas such as electric drive systems and battery enclosures, as well as services such as complete vehicle engineering and contract vehicle manufacturing. While we are developing business relationships with some of the newer EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to such OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, the failure of newer EV-focused OEMs to which we supply systems or vehicles to achieve their sales projections could adversely impact the success of our customer diversification and electrified product strategies, as well as create counterparty risks described below.

- **Evolving Counterparty Risk Profile:**   Conducting business with newer EV-focused OEMs continues to alter the risk profile of our business and poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other third party obligations related to such items. As at December 31, 2022, our balance sheet exposure related to these factors was approximately $400 million, the majority of which related to Fisker. In some cases, we may hold a minority equity position in such companies which involves a high degree of risk, including those discussed above under "Investments in Mobility and Technology Companies". The inability of newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of any such OEM with which we conduct business, could result in us incurring material cash and impairment charges, which could have a material adverse effect on our financial condition.

- **Dependence on Outsourcing:** We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is dependent on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM's facilities; and collective bargaining agreements and labour relations between OEMs and labour unions. Currently, OEMs in Europe and China have excess vehicle assembly capacity. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

- **Customer Consolidation and Cooperation:** There have been a number of examples of OEM consolidation in recent years. Additionally, competing OEMs have cooperated and collaborated in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

- **Market Shifts:** While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

- **Consumer Take Rate Shifts:** Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

- **Customer Purchase Orders:** Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements rather than a specific quantity of products, and can be terminated by a customer at any time. If a purchase order is terminated, we may have various pre-production, tooling, engineering and other costs which we may not recover from our customers, and which could have an adverse effect on our profitability.

- **Potential OEM Production-Related Disruptions:** Any significant OEM production disruptions, including as a result of labour unrest related to collective bargaining agreement negotiations occurring at GM, Ford and Stellantis in 2023, would lead to disruptions to our production, which could have a material adverse effect on our sales, and profitability.

SUPPLY CHAIN RISKS

- **Semiconductor Chip Supply Disruptions and Price Increases:** A global shortage of semiconductor chips for use in automotive applications has had a material adverse effect on global automotive production volumes since 2020 and is expected to continue impacting volumes and chip pricing in 2023. In response to semiconductor chip shortages, OEMs continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like Magna, including: lower sales; significant production inefficiencies resulting from our production lines being stopped/restarted unexpectedly when OEMs allocate scarce chips to specific production programs; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs and charges, including from sub-suppliers which have been adversely affected by higher chip prices and/or production inefficiencies; and increased challenges in retaining employees through production disruptions. It remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales, and profitability.

- **Supply Chain Disruptions:** In addition to the global shortage of semiconductor chips for automotive applications, OEMs and Tier 1 automotive suppliers may also experience supply disruptions or constraints on other critical manufacturing inputs, such as steel and/or aluminum. Supply chain disruptions which prevent us from timely supplying products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

- **Regional Energy Supply and Pricing:**   Regional energy supplies have experienced disruptions due to the impact of Russia's invasion of Ukraine, supply/demand imbalances, regulatory restrictions on energy usage, severe weather events, and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, spiked in parts of Europe in 2022 and, although they have eased from their 2022 peaks, are expected to remain significantly higher than pre-2022 levels throughout 2023. Unforeseen supply or demand shocks, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

- **Supply Base Condition:**   We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shut-downs of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

MANUFACTURING / OPERATIONAL RISKS

- **Product Launch:**   The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation and/or ability to execute our strategy.

- **Operational Underperformance:**   From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

- **Restructuring Costs:**   We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

- **Impairments:**   We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

- **Skilled Labour Attraction/Retention:**   Our business is based on successfully attracting, training, developing and retaining employees at all levels of the company from "shop-floor" to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

- **Leadership Expertise and Succession:**   Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years and may experience similar waves in future years. As a result of such retirements, we have multiple senior leaders recently appointed to roles at a time of significant macroeconomic, geopolitical, industry and other disruptions discussed elsewhere in these Risk Factors. While we believe that our leadership development and succession program has been effective in facilitating leadership transitions to date, our ability to profitably conduct business and/or successfully implement our strategy could be impacted by the failure to: identify, train, develop and support high-performing leaders; ensure effective knowledge transfers from transitioning leaders to successors; and/or otherwise promote organizational robustness and resilience through leadership transitions in critical roles.

PRICING RISKS

- **Quote/Pricing Assumptions:**   The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions from the time of award through the start of production. This risk is elevated in a rising inflation environment, as is currently the case globally, including with respect to wages, energy, and commodities. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

- **Customer Pricing Pressure/Contractual Arrangements:**   We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering, and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

- **Commodity Price Volatility:**   Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, and resin, can be volatile. In some cases, our risk is mitigated because we purchase steel or aluminum under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

- **Scrap Steel/Aluminum Price Volatility:**   Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

- **Repair/Replacement Costs:**   We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the costs of the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

- **Warranty Provisions:**   In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

- **Product Liability:**   We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

CLIMATE CHANGE RISKS

- **Transition Risks and Physical Risks:**   Our Sustainability Report, which is appended to our current Annual Information Form / Annual Report on Form 40-F, contains a detailed discussion of transitional and physical climate change risks, along with our efforts to mitigate them. Readers are encouraged to review such climate risk disclosures.

- **Strategic and Other Risks:**   A number of the risk factors discussed above contain detailed discussion of strategic and other risks related to the evolution of the automotive industry and our business within the context of the transition to electromobility, including: Alignment with Car of the Future; Technology and Innovation; Evolving Business Risk Profile; Emergence of Potentially Disruptive EV OEMs; and Evolving Counterparty Risk Profile. Readers are encouraged to review this entire Risk Factors section in its entirety.

IT SECURITY / CYBERSECURITY RISKS

- **IT/Cybersecurity Breach:**   Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees' personal data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

- **Product Cybersecurity:**   The risk of vehicle cyber-attacks have risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

ACQUISITION RISKS

- **Inherent Merger and Acquisition Risks:**   Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax, or other risks. While due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual indemnities or other protections. The realization of any such risks could have a material adverse effect on our profitability.

- **Acquisition Integration and Synergies:**   We may not be able to successfully integrate or achieve anticipated synergies from our acquisitions and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

- **Joint Ventures:**   We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with our joint venture partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

- **Intellectual Property:**   We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

- **Risks of Doing Business in Foreign Markets:**   Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in China is an element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

- **Relative Foreign Exchange Rates:**   Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

- **Returns on Capital Investments:**   In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. We expect higher capital expenditures in 2023 to support program awards and our continued growth, including in megatrend areas. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

- **Financial Flexibility:** The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

- **Credit Ratings Changes:** There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

- **Stock Price Fluctuation:** Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

LEGAL, REGULATORY AND OTHER RISKS

- **Legal and Regulatory Proceedings:** From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

- **Changes in Laws:** A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to the COVID-19 pandemic, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability. More than 135 jurisdictions have agreed to implement a new global minimum tax regime ("Pillar Two") based on model rules published by the Organization for Economic Co-operation and Development. The proposed Pillar Two rules are intended to ensure that large multinational enterprises pay a minimum tax of 15% on the income arising in each jurisdiction in which they operate. Although the impact on Magna will depend on how each jurisdiction implements the model rules, as well as profitability and local tax liabilities of Magna's operations in those jurisdictions, this change in law may have an adverse effect on our profitability.

- **Trade Agreements:** Historical global growth of the automotive industry has been aided by the free movement of goods, services, people, and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

- **Trade Disputes/Tariffs:** International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.



MagnaInternational Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel   (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Inventories – Evaluation of sufficiency of audit evidence over the existence of inventories – Refer to Note 1 and Note 5 to the financial statements

Critical Audit Matter Description

Inventories include production inventories that are comprised of raw materials and supplies, work-in-process and finished goods. The balances are geographically dispersed across several countries and in many manufacturing operations, product development and engineering centres (collectively "locations"). The processes to account for the existence of production inventories are complex and management relies on various perpetual inventory systems which include multiple information technology (IT) systems. To validate the accuracy of the inventory records, the Company performs a combination of annual physical inventory counts which take place at/or near year-end and/or cyclical physical inventory counts throughout the year.

Given the importance of inventories to the Company's operations and the performance of audit procedures over a large number of geographically dispersed locations, evaluating the sufficiency of audit evidence over the existence of inventories required a high degree of auditor judgement and an increased extent of audit effort, including the need to involve technical specialists with subject matter expertise in assessing the appropriateness of the nature, extent and timing of the physical inventory count procedures to be performed.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures over the existence of inventories included the following, among others:
- Evaluated the effectiveness of certain controls over the Company's inventory count processes at select locations, including internal controls related to the physical counting of inventories at those locations;
- Analyzed locations with inventories to determine where to attend the Company's physical inventory counts;

- With the assistance of specialists with expertise in inventories, determined the nature, timing and extent of procedures to be performed based on the timing of the Company's physical inventory count procedures, which included:

  · On a sample basis, performing test counts and comparing the results to the Company's inventory records;

  · For annual physical inventory counts which took place at a date other than year-end, performing incremental procedures on the roll-forward period;

- With the assistance of specialists in IT, evaluated the general IT controls and automated controls relevant to the inventory management systems;
- Evaluated the overall sufficiency of audit evidence obtained over the existence of inventories.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2023

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated February 26, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2023

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2022	2021
Sales		$ 37,840	$ 36,242
Costs and expenses			
Cost of goods sold		33,188	31,097
Depreciation and amortization		1,419	1,512
Selling, general and administrative		1,660	1,717
Interest expense, net	13	81	78
Equity income		(89)	(148)
Other expense, net	2	703	38
Income from operations before income taxes		878	1,948
Income taxes	9	237	395
Net income		641	1,553
Income attributable to non-controlling interests		(49)	(39)
Net income attributable to Magna International Inc.		$ 592	$ 1,514
Earnings per Common Share:	3		
Basic		$ 2.04	$ 5.04
Diluted		$ 2.03	$ 5.00
Weighted average number of Common Shares outstanding during the year [in millions]:	3		
Basic		290.4	300.6
Diluted		291.2	302.8

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2022	2021
Net income		$ 641	$ 1,553
Other comprehensive (loss) income, net of tax:	18		
Net unrealized loss on translation of net investment in foreign operations		(531)	(178)
Net unrealized gain on cash flow hedges		1	34
Reclassification of net gain on cash flow hedges to net income		(20)	(52)
Reclassification of net loss on pensions to net income		6	9
Reclassification of loss on translation of net investment in foreign operations to income		203	—
Pension and post-retirement benefits		82	26
Other comprehensive loss		(259)	(161)
Comprehensive income		382	1,392
Comprehensive income attributable to non-controlling interests		(13)	(48)
Comprehensive income attributable to Magna International Inc.		$ 369	$ 1,344

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2022	2021
ASSETS			
Current assets			
Cash and cash equivalents	4	$ 1,234	$ 2,948
Accounts receivable		6,791	6,307
Inventories	5	4,180	3,969
Prepaid expenses and other		320	278
		12,525	13,502
Investments	6	1,429	1,593
Fixed assets, net	7	8,173	8,293
Operating lease right-of-use assets	14	1,595	1,700
Goodwill	8	2,031	2,122
Intangible assets, net	10	452	493
Deferred tax assets	9	491	421
Other assets	11, 15	1,093	962
		$ 27,789	$ 29,086
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term borrowing		$ 8	$ —
Accounts payable		6,999	6,465
Other accrued liabilities	12	2,118	2,156
Accrued salaries and wages		850	851
Income taxes payable		93	200
Long-term debt due within one year	13	654	455
Current portion of operating lease liabilities	14	276	274
		10,998	10,401
Long-term debt	13	2,847	3,538
Operating lease liabilities	14	1,288	1,406
Long-term employee benefit liabilities	15	548	700
Other long-term liabilities	16	461	376
Deferred tax liabilities	9	312	440
		16,454	16,861
Shareholders' equity			
Common Shares [issued: 2022 — 285,931,816; 2021 — 297,871,976]	17	3,299	3,403
Contributed surplus		111	102
Retained earnings		8,639	9,231
Accumulated other comprehensive loss	18	(1,114)	(900)
		10,935	11,836
Non-controlling interests		400	389
		11,335	12,225
		$ 27,789	$ 29,086

Commitments and contingencies [notes 13, 14, 19 and 20]

See accompanying notes

On behalf of the Board:

/s/ **"Peter Bowie"**   /s/ **"Robert F. MacLellan"**
Director   Chairman of the Board

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2022	2021
OPERATING ACTIVITIES			
Net income		$ 641	$ 1,553
Items not involving current cash flows	4	1,776	1,576
		2,417	3,129
Changes in operating assets and liabilities	4	(322)	(189)
Cash provided from operating activities		2,095	2,940
INVESTMENT ACTIVITIES			
Fixed asset additions		(1,681)	(1,372)
Increase in investments, other assets and intangible assets		(455)	(403)
Increase in public and private equity investments		(29)	(68)
Business combinations		(3)	(13)
Proceeds on (funding for) disposal of facilities	2	6	(41)
Proceeds from dispositions		124	81
Increase in equity method investments		—	(517)
Settlement of long-term receivable from non-consolidated joint venture		—	50
Cash used for investing activities		(2,038)	(2,283)
FINANCING ACTIVITIES			
Issues of debt	13	54	55
Increase (decrease) in short-term borrowings		11	(101)
Repayments of debt	13	(456)	(121)
Issue of Common Shares on exercise of stock options		8	146
Tax withholdings on vesting of equity awards		(15)	(13)
Repurchase of Common Shares	17	(780)	(517)
Contributions to subsidiaries by non-controlling interests		5	8
Dividends paid to non-controlling interests		(46)	(49)
Dividends paid		(514)	(514)
Cash used for financing activities		(1,733)	(1,106)
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(38)	23
Net decrease in cash and cash equivalents during the year		(1,714)	(426)
Cash, cash equivalents and restricted cash equivalents beginning of year		2,948	3,374
Cash and cash equivalents, end of year	4	$ 1,234	$ 2,948

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]	Common Shares Number	Common Shares Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non-controlling Interests	Total Equity
	[in millions]						
Balance, December 31, 2020	**300.5**	**$ 3,271**	**$ 128**	**$ 8,704**	**$ (733)**	**$ 350**	**$ 11,720**
Net income				1,514		39	1,553
Other comprehensive (loss) income					(170)	9	(161)
Contribution by non-controlling interests						8	8
Shares issued on exercise of stock options	2.9	175	(29)				146
Release of stock and stock units	0.4	17	(17)				—
Tax withholdings on vesting of equity awards	(0.1)	(2)		(11)			(13)
Repurchase and cancellation under normal course issuer bids *[note 17]*	(6.0)	(68)		(452)	3		(517)
Stock-based compensation expense			20				20
Business combinations						32	32
Dividends paid to non-controlling interests						(49)	(49)
Dividends paid [$1.72 per share]	0.2	10		(524)			(514)
Balance, December 31, 2021	**297.9**	**$ 3,403**	**$ 102**	**$ 9,231**	**$ (900)**	**$ 389**	**$ 12,225**
Net income				592		49	641
Other comprehensive loss					(223)	(36)	(259)
Contribution by non-controlling interests						5	5
Purchase of non-controlling interests						(8)	(8)
Shares issued on exercise of stock options	0.2	9	(1)				8
Release of stock and stock units	0.5	21	(21)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(13)			(15)
Repurchase and cancellation under normal course issuer bids *[note 17]*	(12.6)	(141)		(648)	9		(780)
Stock-based compensation expense			31				31
Business combinations						47	47
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.80 per share]	0.1	9		(523)			(514)
Balance, December 31, 2022	**285.9**	**$ 3,299**	**$ 111**	**$ 8,639**	**$ (1,114)**	**$ 400**	**$ 11,335**

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively "Magna" or the "Company"] is a global supplier in the automotive space. Our systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle, including body and chassis structures, exterior systems and modules, trim and engineered glass, active aerodynamics, energy storage systems, electrified and conventional powertrain technologies, powertrain subsystems and components, ADAS and automated driving, control modules, mechatronics, mirrors and overhead consoles, lighting, complete seats, seating structural products, seat foam and seat trim. We also have complete vehicle engineering and contract manufacturing expertise.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States ["GAAP"].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded mobility and technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data and compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain powertrain systems, electronics, and complete vehicle assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

A majority of the Company's leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.

The terms of the Company's complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where we act as principal, purchased components in assembled vehicles are included in our inventory and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer. Where a contract provides that the primary components are held on consignment by us, the revenue recognized reflects only the assembly fee.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2022, total tooling and engineering sales were $731 million [2021 – $783 million].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company's contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2022, the Company's unbilled accounts receivable balance was $571 million [2021 – $528 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2022 the contract liability balance was $347 million [2021 – $273 million]. As performance obligations were satisfied during 2022, the Company recognized $130 million [2021 – $140 million] of previously recorded contract liabilities into revenue.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are expensed as incurred. For the years ended December 31, 2022 and 2021, research and development costs charged to expense were $649 million and $634 million, respectively.

Restructuring

Restructuring costs may include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

2. OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net (gains) losses on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2022	2021
Impairments related to operations in Russia [a]	$ 376	$ –
Net losses on investments [b]	221	2
Loss on sale of business [c]	58	75
Restructuring and impairments [d]	48	101
Merger agreement termination fee [e]	–	(100)
Gain on business combinations [f]	–	(40)
Other expense, net	$ 703	$ 38

[a] Impairments related to operations in Russia

As at December 31, 2022, the Company's operations in Russia remain substantially idled. In accordance with U.S. GAAP, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating Systems segment, respectively.

[b] Net losses (gains) on investments

	2022	2021
Revaluation of public company warrants	$ 173	$ (4)
Revaluation of public and private equity investments	49	6
Net gain on sale of public equity investments	(1)	–
Other expense, net	221	2
Tax effect	(53)	7
Net loss attributable to Magna	$ 168	$ 9

[c] Loss on sale of business

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation in early 2023. Under the terms of the arrangement, the Company is contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax].

During 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

[d] Restructuring and impairments

For the year ended December 31, 2022, the Company recorded restructuring and impairment charges of $26 million [$25 million after tax] for its Power & Vision segment and $22 million [$21 million after tax] for its Body Exteriors & Structures segment.

For the year ended December 31, 2021, the Company recorded restructuring and impairment charges of $67 million [$52 million after tax] for its Power & Vision segment, $18 million [$17 million after tax] for its Seating Systems segment and $16 million [$14 million after tax] for its Body Exteriors & Structures segment.

[e] Merger agreement termination fee

In the fourth quarter of 2021, Veoneer, Inc. ["Veoneer"] terminated its merger agreement with the Company. In connection with the termination of the merger agreement, Veoneer paid Magna a termination fee which, net of the Company's associated transaction costs, amounted to $100 million [$75 million after tax].

[f] Gain on business combinations

During 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC ("Hongli"). The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].

Also during 2021, the Company recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH.

3. EARNINGS PER SHARE

Earnings per share are computed as follows:

	2022	2021
Basic earnings per Common Share:		
Net income attributable to Magna International Inc.	$ 592	$ 1,514
Weighted average number of Common Shares outstanding during the year	290.4	300.6
Basic earnings per Common Share	$ 2.04	$ 5.04
Diluted earnings per Common Share [a]:		
Net income attributable to Magna International Inc.	$ 592	$ 1,514
Weighted average number of Common Shares outstanding during the year	290.4	300.6
Stock options and restricted stock	0.8	2.2
	291.2	302.8
Diluted earnings per Common Share	$ 2.03	$ 5.00

[a] Diluted earnings per Common Share exclude 1.3 million [2021 – 0.4 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

4. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Cash and cash equivalents consist of:

	2022	2021
Bank term deposits and bankers' acceptances	$ 720	$ 1,984
Cash	514	964
	$ 1,234	$ 2,948

[b] Items not involving current cash flows:

	2022	2021
Depreciation and amortization	$ 1,419	$ 1,512
Amortization of other assets included in cost of goods sold	169	255
Deferred revenue amortization	(201)	(188)
Other non-cash charges	21	25
Deferred tax recovery	(202)	(76)
Equity income (in excess of) less than dividends received	(24)	11
Non-cash portion of Other expense, net [note 2]	221	37
Impairment charges	373	–
	$ 1,776	$ 1,576

[c] Changes in operating assets and liabilities:

	2022	2021
Accounts receivable	$ (798)	$ 114
Inventories	(448)	(653)
Prepaid expenses and other	(43)	(39)
Accounts payable	812	160
Accrued salaries and wages	20	58
Other accrued liabilities	250	48
Income taxes (receivable) payable	(115)	123
	$ (322)	$ (189)

5. INVENTORIES

Inventories consist of:

	2022	2021
Raw materials and supplies	$ 1,640	$ 1,598
Work-in-process	427	400
Finished goods	537	506
Tooling and engineering	1,576	1,465
	$ 4,180	$ 3,969

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6. INVESTMENTS

	2022	2021
Equity method investments [a]	$ 997	$ 1,031
Public and private equity investments	290	358
Warrants [b]	142	204
	$ 1,429	$ 1,593

[a] The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2022	2021
LG Magna e-Powertrain Co., Ltd. [i]	49.0%	$ 420	$ 481
Litens Automotive Partnership [ii]	76.7%	$ 337	$ 291
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$ 120	$ 127

[i] LG Magna e-Powertrain ["LGM"] is a variable interest entity ["VIE"] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. The Company's known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2022.

[ii] The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[b] In October 2020, the Company signed agreements with Fisker Inc. ["Fisker"] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vest based on specified milestones. During 2021, two third of the warrants vested with a value of $201 million and during the fourth quarter of 2022, the remaining one third of the warrants vested with a value of $119 million. The initial value attributable to the warrants was deferred within other accrued liabilities and other long-term liabilities and is being recognized in income as performance obligations are satisfied.

The Company recorded an unrealized loss of $173 million for the year ended December 31, 2022 related to the revaluation of the vested warrants [note 2]. Cumulative unrealized losses on equity securities were $110 million as at December 31, 2022 [2021 – unrealized gains of $63 million].

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2022	2021
Current assets	$ 2,266	$ 1,825
Non-current assets	$ 1,866	$ 1,838
Current liabilities	$ 1,555	$ 1,269
Long-term liabilities	$ 715	$ 450

Summarized Income Statements

	2022	2021
Sales	$ 4,447	$ 3,303
Cost of goods sold & expenses	4,363	3,156
Net income	$ 84	$ 147

Sales to equity method investees were approximately $51 million and $65 million for the years ended December 31, 2022 and 2021, respectively.

7. FIXED ASSETS

Fixed assets consist of:

	2022	2021
Cost		
Land	$ 181	$ 198
Buildings	2,740	2,719
Machinery and equipment	17,258	17,355
	20,179	20,272
Accumulated depreciation		
Buildings	(1,310)	(1,223)
Machinery and equipment	(10,696)	(10,756)
	$ 8,173	$ 8,293

Included in the cost of fixed assets are construction in progress expenditures of $1.5 billion [2021 – $1.0 billion] that have not been depreciated.

8. GOODWILL

The following is a continuity of the Company's goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2020	478	1,320	176	121	–	2,095
Acquisitions	–	29	93	–	–	122
Foreign exchange and other	(7)	(80)	1	(9)	–	(95)
Balance, December 31, 2021	471	1,269	270	112	–	2,122
Acquisitions	–	–	–	–	20	20
Foreign exchange and other	(23)	(71)	(10)	(7)	–	(111)
Balance, December 31, 2022	$ 448	$ 1,198	$ 260	$ 105	$ 20	$ 2,031

9. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2022	2021
Canadian statutory income tax rate	26.5%	26.5%
Net effect of losses not benefited	7.7	1.8
Tax on repatriation of foreign earnings	5.3	2.9
Impairment of investments [note 2]	1.0	–
Foreign rate differentials	0.6	(3.9)
Reserve for uncertain tax positions	0.4	(2.5)
Foreign exchange re-measurement [i]	(0.6)	1.2
Re-measurement of deferred tax assets [ii]	(0.8)	1.5
Earnings of equity accounted investees	(1.6)	(1.3)
Valuation allowance on deferred tax assets	(2.2)	(0.7)
Deductible inflationary adjustments	(3.3)	(1.2)
Research and development tax credits	(7.1)	(3.4)
Others	1.1	(0.6)
Effective income tax rate	27.0%	20.3%

[i]   Includes foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for GAAP purposes and losses related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[ii] Includes the re-measurement of deferred tax assets of certain European subsidiaries in 2022 and a Chinese subsidiary in 2021.

[b] The details of income before income taxes by jurisdiction are as follows:

	2022	2021
Canadian	$ (57)	$ 220
Foreign	935	1,728
	$ 878	$ 1,948

[c] The details of the income tax provision are as follows:

	2022	2021
Current		
Canadian	$ 5	$ 63
Foreign	452	408
	457	471
Deferred		
Canadian	(25)	(4)
Foreign	(195)	(72)
	(220)	(76)
	$ 237	$ 395

[d] Deferred income taxes have been provided on temporary differences, which consist of the following:

	2022	2021
Liabilities currently not deductible for tax	$ 17	$ 5
Net tax losses benefited	10	(22)
Re-measurement of deferred tax assets	(7)	28
Change in valuation allowance on deferred tax assets	(19)	(13)
Tax depreciation (less than) in excess of book depreciation	(21)	(30)
Tax on undistributed foreign earnings	(34)	43
Unrealized (loss) gain on remeasurement of investments	(48)	3
Book amortization in excess of tax amortization	(89)	(58)
Others	(29)	(32)
	$ (220)	$ (76)

[e] Deferred tax assets and liabilities consist of the following temporary differences:

	2022	2021
Assets		
Tax benefit of loss carryforwards	$ 760	$ 766
Operating lease liabilities	367	409
Liabilities currently not deductible for tax	269	219
Tax credit carryforwards	87	84
Other assets tax value in excess of book values	87	–
Unrealized loss on foreign exchange hedges and retirement liabilities	70	59
Unrealized losses on remeasurement of investments	37	–
Others	29	30
	1,706	1,567
Valuation allowance against tax benefit of loss carryforwards	(579)	(586)
Other valuation allowance	(198)	(125)
	$ 929	$ 856
Liabilities		
Operating lease right-of-use assets	372	415
Tax depreciation in excess of book depreciation	186	228
Tax on undistributed foreign earnings	171	206
Unrealized gain on foreign exchange hedges and retirement liabilities	21	11
Unrealized gain on remeasurement of investments	–	12
Other assets book value in excess of tax values	–	3
	750	875
Net deferred tax assets (liabilities)	$ 179	$ (19)

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2022	2021
Long-term deferred tax assets	$ 491	$ 421
Long-term deferred tax liabilities	(312)	(440)
	$ 179	$ (19)

[f] Deferred income taxes have not been provided on $4.6 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g] Income taxes paid in cash [net of refunds] were $560 million for the year ended December 31, 2022 [2021 – $341 million].

[h] As of December 31, 2022, the Company had domestic and foreign operating loss carryforwards of $2.9 billion and tax credit carryforwards of $87 million. Approximately $1.9 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2023 and 2042.

[i] As at December 31, 2022 and 2021, the Company's gross unrecognized tax benefits were $142 million, respectively [excluding interest and penalties], of which $135 million and $126 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized

tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2022	2021
Balance, beginning of year	$ 142	$ 182
Increase based on tax positions related to current year	52	11
(Decrease) Increase based on tax positions of prior years	(17)	2
Settlements	(10)	(5)
Foreign currency translation	(4)	(5)
Statute expirations	(21)	(43)
	$ 142	$ 142

As at December 31, 2022 and 2021, the Company had recorded interest and penalties on the unrecognized tax benefits of $29 million and $26 million, respectively, which reflects an increase of $3 million and a decrease of $17 million in expenses related to changes in its reserves for interest and penalties in 2022 and 2021, respectively.

The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations, or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $24 million, which, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, China and Mexico for years after 2016, Canada for years after 2017, and Austria and U.S. federal jurisdiction for years after 2018.

10. INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining weighted average useful life in years	2022	2021
Cost			
Customer relationship intangibles	7	$ 388	$ 386
Computer software	4	474	463
Patents and licenses	7	304	314
		1,166	1,163
Accumulated depreciation			
Customer relationship intangibles		(194)	(175)
Computer software		(362)	(360)
Patents and licenses		(158)	(135)
		$ 452	$ 493

The Company recorded $106 million and $114 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2022 and 2021, respectively. The Company currently estimates annual amortization expense to be $91 million for 2023, $77 million for 2024, $57 million for 2025, $50 million for 2026 and $43 million for 2027.

11. OTHER ASSETS

Other assets consist of:

	2022	2021
Preproduction costs related to long-term supply agreements	$ 679	$ 668
Long-term receivables	262	184
Unrealized gain on cash flow hedges *[note 19]*	26	11
Pension overfunded status *[note 15[a]]*	41	41
Other	85	58
	$ 1,093	$ 962

12. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2022	2021
Balance, beginning of year	$ 247	$ 284
Expense, net	101	82
Settlements	(77)	(111)
Business combination	–	2
Foreign exchange and other	(14)	(10)
	$ 257	$ 247

13. DEBT

Short-term borrowings

[a] Credit Facilities

During 2022, the Company amended its 364-day syndicated revolving credit facility, including an increase to the size of the facility from $750 million to $800 million and an extension of the maturity date to June 24, 2023. The facility can be drawn in U.S. dollars or Canadian dollars. As at December 31, 2022, the Company had not borrowed any funds under this credit facility.

[b] Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes up to a maximum aggregate amount of U.S. $1 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The U.S. Program and the euro notes are guaranteed by the Company's existing global credit facility. There were no amounts outstanding as at December 31, 2022 and 2021.

Long-term borrowings

[a] The Company's long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2022	2021
Senior Notes *[note 13 [c]]*		
Cdn$425 million Senior Notes due 2022 at 3.100%	$ –	$ 336
€550 million Senior Notes due 2023 at 1.900%	588	625
$750 million Senior Notes due 2024 at 3.625%	749	748
$650 million Senior Notes due 2025 at 4.150%	647	647
€600 million Senior Notes due 2027 at 1.500%	640	681
$750 million Senior Notes due 2030 at 2.450%	744	742
Bank term debt at a weighted average interest rate of approximately 3.98% [2021 – 4.86%], denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee	114	187
Government loans at a weighted average interest rate of approximately 0.12% [2021 – 0.13%], denominated primarily in euro, Canadian dollar and Brazilian real	8	8
Other	11	19
	3,501	3,993
Less due within one year	654	455
	$ 2,847	$ 3,538

[b] Future principal repayments on long-term debt are estimated to be as follows:

2023	$ 655
2024	762
2025	694
2026	3
2027	643
Thereafter	756
	$ 3,513

[c] All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes. All of the Senior Notes were issued for general corporate purposes.

[d] On May 18, 2022, the Company amended its $2.75 billion revolving credit facility, including a decrease to the size of the facility to $2.7 billion and an extension of the maturity date from June 24, 2026 to June 24, 2027. The facility includes a $150 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros. As at December 31, 2022 and 2021, $1 million and $6 million was outstanding, respectively.

[e] Interest expense, net includes:

	2022	2021
Interest expense		
Current	$ 25	$ 12
Long-term	101	110
	126	122
Interest income	(45)	(44)
Interest expense, net	$ 81	$ 78

[f] Interest paid in cash was $128 million for the year ended December 31, 2022 [2021 – $122 million].

14. LEASES

The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 10 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

	2022	2021
Operating lease expense	$ 344	$ 325
Short-term lease expense	25	16
Variable lease expense	26	26
Total lease expense	$ 395	$ 367

Supplemental information related to the Company's operating leases was as follows:

	2022	2021
Operating cash flows – cash paid	$ 375	$ 373
New right-of-use assets	$ 167	$ 91
Weighted-average remaining lease term	8 years	9 years
Weighted-average discount rate	4.7%	4.5%

At December 31, 2022, the Company had commitments under operating leases requiring annual payments as follows:

	2022	2021
2023	$ 310	$ 300
2024	274	268
2025	240	234
2026	196	205
2027	175	176
2028 and thereafter	701	835
	1,896	2,018
Less: amount representing interest	332	338
Total lease liabilities	$ 1,564	$ 1,680
Current operating liabilities	$ 276	$ 274
Non-current operating lease liabilities	1,288	1,406
Total lease liabilities	$ 1,564	$ 1,680

As of December 31, 2022, the Company had additional operating leases, primarily for manufacturing facilities, that had not yet commenced with aggregate payments of $71 million. These operating leases will commence during 2023 and have lease terms of 1 to 15 years.

The Company's finance leases were not material for any of the periods presented.

15. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2022	2021
Defined benefit pension plans and other [a]	$ 146	$ 196
Termination and long-term service arrangements [b]	369	456
Retirement medical benefits plans [c]	20	26
Other long-term employee benefits	13	22
Long-term employee benefit obligations	$ 548	$ 700

[a] Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2022	2021
Projected benefit obligation		
Discount rate	4.8%	2.4%
Rate of compensation increase	3.6%	2.7%
Net periodic benefit cost		
Discount rate	2.8%	2.3%
Rate of compensation increase	2.9%	2.6%
Expected return on plan assets	4.6%	4.1%

Information about the Company's defined benefit pension plans is as follows:

	2022	2021
Projected benefit obligation		
Beginning of year	$ 689	$ 731
Current service cost	9	10
Interest cost	14	12
Actuarial gains and changes in actuarial assumptions	(155)	(37)
Benefits paid	(31)	(27)
Divestiture	–	11
Foreign exchange	(28)	(11)
End of year	498	689
Plan assets at fair value [i]		
Beginning of year	532	517
Return on plan assets	(107)	25
Employer contributions	11	12
Benefits paid	(27)	(23)
Foreign exchange	(18)	1
End of year	391	532
Ending funded status – Plan deficit	$ 107	$ 157
Amounts recorded in the consolidated balance sheet		
Non-current asset [note 11]	$ (41)	$ (41)
Current liability	2	2
Non-current liability	146	196
Net amount	$ 107	$ 157
Amounts recorded in accumulated other comprehensive income		
Unrecognized actuarial losses	$ (86)	$ (112)
Net periodic benefit cost		
Current service cost	$ 9	$ 10
Interest cost	14	12
Return on plan assets	(23)	(21)
Actuarial losses	3	8
Net periodic benefit cost	$ 3	$ 9

[i] The asset allocation of the Company's defined benefit pension plans at December 31, 2022 and the target allocation range for 2023 is as follows:

	2023	2022
Fixed income securities	60-85%	68%
Equity securities	20-45%	27%
Cash and cash equivalents	0-10%	5%
	100%	100%

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b] Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2022	2021
Discount rate	4.8%	2.4%
Rate of compensation increase	3.5%	3.1%

Information about the Company's termination and long-term service arrangements is as follows:

	2022	2021
Projected benefit obligation		
Beginning of year	$ 467	$ 478
Current service cost	13	23
Interest cost	11	9
Actuarial losses (gains) and changes in actuarial assumptions	(67)	10
Benefits paid	(18)	(23)
Foreign exchange	(19)	(30)
Ending funded status – Plan deficit	$ 387	$ 467
Amounts recorded in the consolidated balance sheet		
Current liability	$ 18	$ 11
Non-current liability	369	456
Net amount	$ 387	$ 467
Amounts recorded in accumulated other comprehensive income		
Unrecognized actuarial losses	$ (38)	$ (112)
Net periodic benefit cost		
Current service cost	$ 13	$ 23
Interest cost	11	9
Actuarial losses	7	4
Net periodic benefit cost	$ 31	$ 36

[c] Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs. In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2022	2021
Retirement medical benefit obligations	5.1%	2.8%
Net periodic benefit cost	3.1%	2.4%
Health care cost inflation	6.8%	6.4%

Information about the Company's retirement medical benefits plans are as follows:

	2022	2021
Projected benefit obligation		
Beginning of year	$ 27	$ 30
Interest cost	1	1
Actuarial gains and changes in actuarial assumptions	(6)	(3)
Benefits paid	(1)	(1)
Ending funded status – Plan deficit	$ 21	$ 27
Amounts recorded in the consolidated balance sheet		
Current liability	$ 1	$ 1
Non-current liability	20	26
Net amount	$ 21	$ 27
Amounts recorded in accumulated other comprehensive income Unrecognized actuarial gains	$ 17	$ 10
Net periodic benefit cost		
Interest cost	$ 1	$ 1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$ –	$ –

[d] Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total
Expected employer contributions – 2023	$ 12	$ 17	$ 1	$ 30
Expected benefit payments:				
2023	$ 25	$ 18	$ 1	$ 44
2024	26	15	1	42
2025	27	17	1	45
2026	28	21	1	50
2027	29	23	2	54
Thereafter	164	156	8	328
	$ 299	$ 250	$ 14	$ 563

16. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2022	2021
Long-term portion of income taxes payable	$ 136	$ 147
Long-term portion of deferred revenue	207	127
Asset retirement obligation	35	37
Long-term portion of fair value of hedges *[note 19]*	31	8
Other	52	57
	$ 461	$ 376

17. CAPITAL STOCK

[a] At December 31, 2022, the Company's authorized, issued and outstanding capital stock are as follows:

Preference shares – issuable in series –

The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares –

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]   Each share is entitled to one vote per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends.

[b] On November 9, 2022, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company's stock-based compensation awards or programs and/or the Company's obligations to its deferred profit sharing plans, of up to 28.4 million Magna Common Shares [the "2022 Bid"], representing approximately 10% of the Company's public float of Common Shares. The Bid commenced on November 15, 2022 and will terminate no later than November 14, 2023.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2021 and 2020.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	2022		2021	
	Shares purchased	Cash amount	Shares purchased	Cash amount
2020 Bid	–	$ –	3,318,523	$ 301
2021 Bid	–	–	2,673,800	216
2022 Bid	12,561,487	780	–	–
	12,561,487	$ 780	5,992,323	$ 517

[c] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 26, 2023 were exercised or converted:

Common Shares	286,072,036
Stock options [i]	5,798,933
	291,870,969

[i]   Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

18. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss ["AOCL"]:

	2022	2021
Accumulated net unrealized loss on translation of net investment in foreign operations		
Balance, beginning of year	$ (735)	$ (551)
Net unrealized loss	(495)	(187)
Recognition of CTA loss in Russia	203	–
Repurchase of shares under normal course issuer bids [note 17]	9	3
Balance, end of year	(1,018)	(735)
Accumulated net unrealized gain on cash flow hedges [b]		
Balance, beginning of year	24	42
Net unrealized gains	1	34
Reclassification of net gain to net income [a]	(20)	(52)
Balance, end of year	5	24
Accumulated net unrealized loss on other long-term liabilities [b]		
Balance, beginning of year	(189)	(224)
Net unrealized gains	82	26
Reclassification of net loss to net income [a]	6	9
Balance, end of year	(101)	(189)
Total accumulated other comprehensive loss [c]	$ (1,114)	$ (900)

[a] The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2022	2021
Cash flow hedges		
Sales	$ (15)	$ 49
Cost of sales	41	21
Income tax	(6)	(18)
Net of tax	20	52
Other long-term liabilities		
Cost of sales	(8)	(11)
Income tax	2	2
Net of tax	(6)	(9)
Total gain reclassified to net income	$ 14	$ 43

[b] The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2022	2021
Accumulated net unrealized loss on translation of net investment in foreign operations	$ 4	$ 4
Accumulated net unrealized gain on cash flow hedges		
Balance, beginning of year	(8)	(15)
Net unrealized gain (loss)	2	(11)
Reclassification of net loss to net income	6	18
Balance, end of year	–	(8)
Accumulated net unrealized loss on other long-term liabilities		
Balance, beginning of year	25	35
Net unrealized loss	(17)	(8)
Reclassification of net gain to net income	(2)	(2)
Balance, end of year	6	25
Total income tax benefit	$ 10	$ 21

[c] The amount of other comprehensive gain that is expected to be reclassified to net income during 2023 is $21 million.

19. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2022, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For euros			
Buy (Sell)	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S dollar amount	Weighted average rate	Czech Koruna amount	Weighted average rate
2023	22	1.284	7,822	0.044	77	0.855	3,664	0.038
2023	(711)	0.778	(8)	23.518	(127)	1.130	–	–
2024	18	1.313	4,104	0.043	23	0.870	1,641	0.037
2024	(397)	0.779	–	–	(40)	1.141	–	–
2025	4	1	320	0.045	1	0.941	–	–
2025	(234)	0.780	–	–	(16)	1.076	–	–
2026	–	–	–	–	–	–	–	–
2026	(72)	0.782	–	–	–	–	–	–
	(1,370)		12,238		(82)		5,305	

Based on forward foreign exchange rates as at December 31, 2022 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income were $69 million and $48 million, respectively [note 18].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b] Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2022	2021
Financial assets		
Cash and cash equivalents	$ 1,234	$ 2,948
Accounts receivable	6,791	6,307
Warrants and public and private equity investments	432	562
Long-term receivables included in other assets *[note 11]*	262	184
	$ 8,719	$ 10,001
Financial liabilities		
Bank Indebtedness	$ 8	$ –
Long-term debt (including portion due within one year)	3,501	3,993
Accounts payable	6,999	6,465
	$ 10,508	$ 10,458
Derivatives designated as effective hedges, measured at fair value		
Foreign currency contracts		
Prepaid expenses	$ 65	$ 34
Other assets	26	11
Other accrued liabilities	(43)	(12)
Other long-term liabilities	(31)	(8)
	$ 17	$ 25

[c] Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2022			
Assets	$ 91	$ 42	$ 49
Liabilities	$ (74)	$ (42)	$ (32)
December 31, 2021			
Assets	$ 45	$ 14	$ 31
Liabilities	$ (20)	$ (14)	$ (6)

[d] Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company's investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $65 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2022, the net book value of the Company's Senior Notes was $3.4 billion and the estimated fair value was $3.1 billion. The net book value of the Company's Senior Notes due within one year is $589 million. The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[e] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2022, sales to the Company's six largest customers represented 79% [2021 – 78%] of the Company's total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships. The Company continues to develop and conduct business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2022, the Company's balance sheet exposure related to newer electric vehicle-focused customers was approximately $400 million, the majority of which related to Fisker. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions and the Company's expectations of future economic conditions.

[f] Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts *[note 19[a]]*.

[g] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period. In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[h] Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

20. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission and a June 2022 settlement with Brazil's federal competition authority involving in both cases the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

21. BUSINESS COMBINATIONS

[a] Magna Yuma

On September 11, 2022, Magna invested $25 million in Yulu Mobility, an electrified mobility provider in India and together with Yulu Mobility established a new battery swapping entity, Magna Yuma, to support electrification of mobility and required infrastructure. Under the terms of the arrangement, Yulu Mobility contributed certain assets and intellectual property for a 49% interest in Magna Yuma and Magna contributed cash of $52 million for a 51% controlling interest in Magna Yuma.

The investment in Yulu Mobility has been recorded in investments on the consolidated balance sheets. The investment in Magna Yuma was accounted for as a business combination and resulted in the recognition of fixed assets of $2 million, goodwill of $20 million, intangible assets of $33 million, deferred tax liabilities of $8 million and non-controlling interests of $47 million.

[b] Veoneer

During the fourth quarter of 2022, the Company entered into an agreement to acquire Veoneer's Active Safety business. The purchase price is $1.525 billion, subject to working capital and other customary purchase price adjustments. The transaction is subject to customary closing conditions and certain regulatory approvals, and is expected to close near mid-year 2023.

22. SEGMENTED INFORMATION

[a] Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense, net.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 1]. All intersegment sales and transfers are accounted for at fair market value.

[a] The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2022				
	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity loss (income)
Body Exteriors & Structures	$ 16,004	$ 15,763	$ 843	$ 706	$ 10
Power & Vision	11,861	11,636	471	504	(77)
Seating Systems	5,269	5,252	99	84	(15)
Complete Vehicles	5,221	5,180	235	107	(10)
Corporate & Other[i]	(515)	9	14	18	3
Total Reportable Segments	$ 37,840	$ 37,840	$ 1,662	$ 1,419	$ (89)

| | 2021 | | | | |
	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity loss (income)
Body Exteriors & Structures	$ 14,477	$ 14,196	$ 820	$ 743	$ 13
Power & Vision	11,342	11,129	738	554	(134)
Seating Systems	4,891	4,851	152	92	(9)
Complete Vehicles	6,106	6,057	287	103	(10)
Corporate & Other[i]	(574)	9	67	20	(8)
Total Reportable Segments	$ 36,242	$ 36,242	$ 2,064	$ 1,512	$ (148)

| | 2022 | | | | |
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 7,168	$ 6	$ 448	$ 4,557	$ 928
Power & Vision	6,104	728	1,198	2,569	544
Seating Systems	1,377	143	260	486	101
Complete Vehicles	632	95	105	471	94
Corporate & Other	802	457	20	90	14
Total Reportable Segments	$ 16,083	$ 1,429	$ 2,031	$ 8,173	$ 1,681

| | 2021 | | | | |
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 7,349	$ 15	$ 471	$ 4,599	$ 711
Power & Vision	6,066	735	1,269	2,620	522
Seating Systems	1,379	147	270	485	73
Complete Vehicles	623	93	112	501	54
Corporate & Other	813	603	–	88	12
Total Reportable Segments	$ 16,230	$ 1,593	$ 2,122	$ 8,293	$ 1,372

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[b] The following table reconciles Net income from operations to Adjusted EBIT:

	2022	2021
Net Income	$ 641	$ 1,553
Add:		
Interest expense, net	81	78
Other expense, net	703	38
Income taxes	237	395
Adjusted EBIT	$ 1,662	$ 2,064

[c] The following table shows Net Assets for the Company's reporting segments:

	2022	2021
Total Assets	$ 27,789	$ 29,086
Deduct assets not included in segment net assets:		
Cash and cash equivalents	(1,234)	(2,948)
Deferred tax assets	(491)	(421)
Long-term receivables from joint venture partners	(14)	(15)
Deduct liabilities included in segment net assets:		
Accounts payable	(6,999)	(6,465)
Accrued salaries and wages	(850)	(851)
Other accrued liabilities	(2,118)	(2,156)
Segment Net Assets	$ 16,083	$ 16,230

[d] The following table aggregates external revenues by customer as follows:

	2022	2021
General Motors	$ 5,903	$ 4,884
BMW	5,243	5,680
Stellantis	5,013	4,683
Daimler AG	4,953	5,032
Ford Motor Company	4,904	4,205
Volkswagen	3,872	3,717
Other	7,952	8,041
	$ 37,840	$ 36,242

[e] The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net	
	2022	2021	2022	2021
North America				
United States	$ 9,648	$ 8,612	$ 1,860	$ 1,686
Canada	4,870	4,253	921	960
Mexico	4,393	3,833	1,260	1,210
	18,911	16,698	4,041	3,856
Europe				
Austria	6,617	7,661	737	771
Germany	3,800	3,989	832	972
Czech Republic	1,024	931	307	274
Poland	695	610	224	220
France	381	262	61	58
Italy	357	296	223	237
Spain	351	331	75	79
United Kingdom	343	344	163	208
Turkey	305	293	7	6
Slovakia	206	204	299	273
Russia	81	371	–	110
Other Europe	135	139	203	208
	14,295	15,431	3,131	3,416
Asia Pacific				
China	3,901	3,534	851	875
India	228	147	82	83
Other Asia Pacific	38	21	7	7
	4,167	3,702	940	965
Rest of World	467	411	61	56
	$ 37,840	$ 36,242	$ 8,173	$ 8,293

23. SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2022, the Company purchased 151,377 Common Shares to satisfy stock-based compensation awards under our existing normal course issuer bid for cash consideration of $8 million.

Share Information

The Common Shares are listed and traded in Canada on the Toronto Stock Exchange ("TSX") under the stock symbol "MG" and in the United States on the New York Stock Exchange ("NYSE") under the stock symbol "MGA". As of February 28, 2023, there were 1,226 registered holders of Common Shares.

Distribution of Shares held by Registered Shareholders

	Common Shares
Canada	73.33%
United States	26.66%
Other	0.01%

Dividends

Dividends for 2022 on Magna's Common Shares were paid on each of March 11, May 27, August 26 and December 2 at a rate of U.S.$0.45 per Common Share. Magna's dividends have been designated as "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Company – Investors – Shareholder Information – Dividends".

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sales prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.

Common Shares (TSX) (Cdn$)   **Stock Symbol "MG"**

Quarter	Year ended December 31, 2022			Year ended December 31, 2021		
	Volume	High	Low	Volume	High	Low
1st	69,594,102	112.62	70.16	52,793,830	118.71	87.42
2nd	58,690,539	84.32	69.10	41,257,436	126.00	110.05
3rd	44,338,194	83.77	64.49	43,770,296	117.00	93.24
4th	46,336,147	85.49	63.55	46,142,613	113.00	94.42

Common Shares (NYSE) (US$)   **Stock Symbol "MGA"**

Quarter	Year ended December 31, 2022			Year ended December 31, 2021		
	Volume	High	Low	Volume	High	Low
1st	108,840,454	90.15	54.60	99,505,330	95.38	68.30
2nd	74,310,856	67.31	53.55	85,851,505	104.28	87.55
3rd	60,898,183	65.58	47.04	81,378,562	95.00	72.65
4th	70,884,823	64.31	45.58	81,804,647	89.98	74.53

CORPORATE DIRECTORY

Directors

Robert F. MacLellan
(Chair)

Peter G. Bowie

Mary S. Chan

Hon. V. Peter Harder

Jan R. Hauser

Seetarama (Swamy) Kotagiri

Dr. Kurt J. Lauk

Mary Lou Maher

William A. Ruh

Dr. Indira V. Samarasekera

Dr. Thomas Weber

Lisa S. Westlake

Executive Officers

Seetarama (Swamy) Kotagiri
Chief Executive Officer

Patrick W.D. McCann
Chief Financial Officer

Vincent J. Galifi
President

Guenther F. Apfalter
President, Magna Europe and Asia
and President, Magna Steyr

John H. Farrell
President (Body Exteriors &
Structures and Seating)

Tom Rucker
President (Power & Vision and
Complete Vehicles)

Bruce R. Cluney
Chief Legal Officer

Joanne N. Horibe
Chief Compliance Officer

Aaron D. McCarthy
Chief Human Resources Officer

Boris Shulkin
Chief Digital & Information Officer

Eric J. Wilds
Chief Sales & Marketing Officer

Matteo Del Sorbo
Executive Vice-President,
Magna New Mobility

Uwe Geissinger
Executive Vice-President,
Operational Efficiency

Anton Mayer
Executive Vice-President and
Chief Technology Officer

Corporate Office

Magna International Inc.
337 Magna Drive, Aurora, Ontario
Canada L4G 7K1
Telephone: 905 726 2462
magna.com

Transfer Agent and Registrar

Computershare Trust Company
of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1 800 564 6253

Computershare Trust Company, N.A.
462 S. 4th Street
Louisville, Kentucky, USA, 40202
Telephone: 1 800 962 4284
From all other countries:
Telephone: 1 514 982 7555
computershare.com

Exchange Listings

Common Shares
Toronto Stock Exchange MG
New York Stock Exchange MGA

As a "foreign private issuer" listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2023 Annual Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian Securities Administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 905 726 7070.

Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 17 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna's Corporate Secretary.

The 2023 Annual Meeting of Shareholders
The 2023 Annual Meeting of Shareholders will be held on Thursday, May 11, 2023, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2023.

Annual Report
Additional copies of this 2022 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

▲ MAGNA



Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: 905 726 2462

CONNECT WITH MAGNA



magna.com

